

July 19, 2013

Via E-mail
Gerald C. Rittenberg
Chief Executive Officer
Party City Holdings Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re:**   **Party City Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 21, 2013**
> **File No. 333-189513**

Dear Mr. Rittenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 8.875% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations included in the Morgan Stanley and Sherman & Sterling no-action letters.

2. We note your disclosure on page 112 that the notes being registered will be "fully and unconditionally guaranteed." Please provide us with your analysis as to how the subsidiary guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Specifically, please tell us how such guarantees constitute full and unconditional guarantees given that the terms of the indenture allow for the release of such guarantees

under certain circumstances. In your analysis, please focus on the release provisions cited in Sections 10.02(b)(i)(a)(y) and 10.02(b)(i)(d) of the Indenture filed as Exhibit 4.1.

3. We note your disclosure in Note 13—Condensed Consolidating Financial Information beginning on page F-69. The guarantors included in the "PCHI and Combined Guarantors" column on page F-71 do not appear to include all subsidiary guarantors identified in the Table of Additional Registrant Guarantors which follows the cover page of the registration statement. Specifically, it appears this column excludes iParty Corp. and iParty Retail Stores Corp. Please advise us how you believe you are in compliance with Rule 3-10 of Regulation S-X. Please refer to Rule 3-10(f)(4)(ii) of Regulation S-X.

Cautionary Disclosure Regarding Forward-Looking Statements, page ii

4. We note your statement that "[you] caution [investors] against relying on any forward-looking statements." Please revise this statement to avoid the implication that investors are not entitled to rely upon the disclosure contained in your prospectus.

Prospectus Summary, page 1

5. Please include in this section the disclosure required by Item 3(f) of Form S-4.

6. Please balance the disclosure in the Summary by addressing the risks, if any, associated with servicing your long-term debt obligations and lease obligations.

Our Company, page 1

7. Please disclose the measure or measures by which you believe you are the largest U.S. retailer of party supplies.

Industry Overview, page 2

8. Please disclose whether the following statements are based upon management's belief, industry data, reports or articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis for such belief. If the statement is based upon industry data, reports or articles or any other source, please supplementally provide copies of such source materials to us, appropriately marked to highlight the sections relied upon. Please revise any similar statements in the Business section.

   • Your statement on page 2 that the retail party goods industry is a $10 billion industry.

   • Your statement on page 2 that the Halloween market represents a $6 billion retail opportunity. Please also clarify whether the Halloween market is distinct from the $10 billion retail party goods industry to which you also refer.

- The statement on page 3 that "[t]he party superstore has emerged as a preferred destination for party goods shoppers . . . ."

Our Sponsors, page 3

9. Please disclose in this section the fact that the Sponsors may have interests that conflict with those of the note holders and that the Sponsors may pursue acquisitions, divestitures, financing or other transactions that are attractive to the Sponsors but that may involve risks to the note holders, as you disclose in the risk factor beginning on page 18.

Risk Factors, page 12

10. Please delete from the introductory paragraph the statements that "[a]dditional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future." All material risks should be described. If risks are not deemed material or are not currently known, you should not reference them.

Risks Related to Our Indebtedness and the Exchange Notes, page 12

Restrictions imposed by the indenture governing the notes, page 13

11. Please disclose the minimum fixed charge coverage ratio covenant to which you refer on page 14, with a view to providing note holders with information regarding the amount of room you have under the covenant.

We may not be able to repurchase the exchange notes, page 17

12. Please briefly describe the "specific kinds of change in control events" to which you refer in this risk factor.

Risks Relating to Our Business and Our Industry, page 20

Our business may be adversely affected by fluctuations in commodity prices, page 20

13. Please revise this risk factor, or include a separate risk factor, to discuss the "temporary helium shortage" to which you refer on page 56. Please briefly describe the shortage and the reason(s) that you believe the shortage to be temporary. Please also disclose the impact of the temporary helium shortage on your results of operations.

The Exchange Offer, page 28

Terms of the Exchange Offer, page 29

14. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). In this regard, please confirm that the offer will be open at least through midnight on the twentieth business day. Please refer to Rule 14d-1(g)(3). Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Expiration Date; Extensions; Amendments, page 29

15. We note your statement that you reserve the right to "delay accepting any outstanding notes." Please clarify the circumstances in which you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Selected Historical Consolidated Financial Statements, page 38

16. Please disclose your cash dividends declared per common share. Refer to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Executive Overview, page 53

Other Factors Affecting Our Results, page 53

17. We note your disclosure on page 54 regarding the increase in interest expense during 2012. Please quantify the amount of the increase, similar to the way in which you quantify the other factors cited in this section as impacting your results of operations.

Results of Operations, page 55

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012, page 55

Retail, page 56

18. Please quantify the increase in retail net sales that is attributable, on the one hand, to an increase in transaction count and, on the other, to an increase in average transaction dollar

size. Please similarly revise your disclosure for each period for which you present results. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(iii) of Regulation S-K.

19. Please also include in this section your e-commerce sales for the quarter ended March 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 59

20. We note your statements on pages 1 and 50 that your presentation of financial information for the year ended December 31, 2012 combined the results of the predecessor and successor periods and that such combination was performed by mathematical addition and does not comply with GAAP. We further note the presentation of the combined the predecessor and successor results of operations for the year ended December 31, 2012 in selected financial data and on page 55 when discussing your results of operations as compared to the predecessor's fiscal year 2011. Please amend to remove your presentation of combined results for 2012 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the Transaction. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the current year periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations will be necessary in order to facilitate an understanding of the basis of the information being discussed, unless those same statements are already included in the filing. Please also revise your combined presentation in selected financial data.

Revenues, page 59

Wholesale, page 60

21. Please quantify the increase in sales to domestic party goods retailers that is attributable, on the one hand, to the higher sales of Christy's costume line and, on the other, to increased sales of juvenile birthday products, to the extent practicable. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(iii) of Regulation S-K.

Critical Accounting Policies, page 70

Long-Lived and Intangible Assets (including Goodwill), page 71

22. We note that goodwill accounted for approximately 47% of your total assets at December 31, 2012. Given the materiality of your goodwill balance to your financial statements, please tell us whether, at the date of your most recent impairment test, either of your reporting units was at risk of failing step one of the impairment test. If so, please describe to us whether you believe a material impairment charge could be likely and your rationale for such belief. We may have further questions upon review of your response.

Management, page 93

Executive Officers and Directors, page 93

23. Please briefly describe the stockholders agreement with the Sponsors to which you refer in the first paragraph and clarify the number of directors that each Sponsor is entitled to select and the duration of the stockholders agreement.

Financial Statements, page F-1

24. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Organization, Description of Business and Basis of Presentation, page F-7

25. Please tell us why you disclose here and in Note 9 that the capital stock amounts in your consolidated financial statements represent the capital stock accounts of PC Topco.

26. Please tell us whether there was any common ownership of the funds affiliated with THL and you prior to July 27, 2012.

27. We note that you are presenting Predecessor and Successor periods in the financial statements, and you indicate that this presentation is due to the acquisition of a majority stake in the Company by funds affiliated with THL. Please tell us the percentage of the Company that was acquired by THL. Please also explain the structure of the acquisition and why acquisition of less than a substantial majority of Party City Holdings Inc. resulted in new basis accounting at the Party City Holdings Inc. level. In this regard, a diagram of the acquisition including identification of predecessor and successor may be helpful to our understanding.

Note 5 – Acquisitions, page F-15

28. We note the transaction on July 27, 2012 where THL acquired a majority stake in the Company in a recapitalization transaction. Please address the following:

- Disclose the context in which you are using the term "recapitalization" in describing the transaction. Note that within the context of accounting, a recapitalization transaction would generally not result in new basis accounting.

- Please explain, with a view toward disclosure, the primary reasons for the business combination and a description of how THL obtained control of the Company.

- Please provide a reconciliation of the acquisition date fair value of the total consideration transferred to the acquisition date fair value of each major class of consideration. Please ensure that the reconciliation also addresses the purchase price of $2,690 million and the cash transferred of $1,562 million.

- We note that you received $809.4 million of capital contributions due to the acquisition by THL. Please provide more detail regarding this capital contribution, explain how this amount was accounted for and why, and describe how it relates to the Transaction.

- We note that you recorded $851 million of goodwill as a result of the Transaction. Please provide a more detailed description of the factors that make up the goodwill recognized as your current disclosure that it is due to the vertically integrated structure is overly broad. In doing so, please revise your disclosure to better explain why THL was willing to pay such a significant premium over the fair value of your net tangible assets and separable intangible assets.

- Please disclose the total amount of goodwill that is expected to be deductible for tax purposes.

- Please describe to us your process for identifying acquired separable intangible assets and describe in reasonable detail your methodology, or the methodology used by any third party valuation expert, for valuing such separable intangible assets. Your response should include but not be limited to an explanation of how you valued trade names recorded.

Note 14 – Commitments, Contingencies and Related Party Transaction, page F-32

Related Party Transactions, page F-34

29. We note that you paid THL and Advent a non-recurring $20 million management fee for services performed in conjunction with obtaining new financing and recorded the amount

as a reduction to stockholders' equity. Please tell us why this was recorded as a reduction to stockholders' equity rather than an expense on your statement of operations.

Note 20 – Condensed Consolidating Financial Information, page F-43

30. Please reconcile the listing of your guarantor and non-guarantor subsidiaries within this footnote to Exhibit 21 and to the listing of registrant guarantors on the inside facing page of your prospectus. For example, Factory Card & Party Outlet Corp. is listed as a guarantor subsidiary in this footnote but is not included in Exhibit 21, and Amscan Partyartikel GmbH is listed on Exhibit 21 but is not included in this footnote. Similarly, iParty Corp. is listed on the inside facing cover page as a guarantor but not included in this footnote.

31. We note your presentation of the "PCHI and Combined Guarantors" column. Please present separate columns for the parent company and for the subsidiary guarantors on a combined basis. Refer to Rule 3-10(f)(4)(i) and (ii).

Interim Financial Statements, page F-56

32. Please apply our comments on your annual audited financial statements to your interim financial statements, where applicable.

Exhibit Index

Exhibit 5.1 – Opinion of Ropes & Gray LLP

33. Please have counsel remove as unnecessary the fifth full paragraph on page 2 of the opinion, or advise us as to why counsel believes that such language is necessary. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Exhibit 5.2 – Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A.

34. Please have counsel remove as inappropriate the following assumptions, or advise us as to why counsel believes they are appropriate:

- "We have also assumed that there has been no mutual mistake of fact or misunderstanding, nor any fraud, duress, or undue influence; that all parties have complied with any requirements of good faith, fair dealing or conscionability; that there are no agreements or understandings among the parties other than the Indenture, and no prior course of dealing or usage of trade that would define, supplement or qualify the indenture. . . ." (page 2);

- "With respect to each Minnesota Guarantor, we have assumed that the transactions embodied in the Indenture is with or for the benefit of a related organization, an organization in which such Minnesota Guarantor has a financial interest, or an organization with which such Minnesota Guarantor has a business relationship (each a "Related Organization"), in each case as described in Minnesota Statutes § 302A.501, subdivision 1, and each party whose obligations such Minnesota Guarantor guarantees or that such Minnesota Guarantor otherwise financially assists pursuant to the Indenture is such a Related Organization." (page 2); and

- "Our opinions are based upon our review only of those statutes, rules and regulations which, in our experience, are normally applicable to transactions that are similar to the transactions contemplated by the Indenture." (page 3)

For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website.

35. We note counsel's statement on page 4 that "otherwise, the opinions expressed in this letter may not be circulated, quoted, referred to or relied upon by any other persons without our prior written consent." Please have counsel remove or revise this language, as note holders are entitled to rely on counsel's opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Jay J. Kim, Esq.